Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: July 21, 2021

The following are excerpts from a transcript of the second quarter earnings call hosted by Canadian National Railway Company (“CN”) on July 20, 2021.

CORPORATE PARTICIPANTS

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Ghislain Houle

Executive Vice-President & Chief Financial Officer, Canadian National Railway Co.

Sean Finn

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

OTHER PARTICIPANTS

Cherilyn Radbourne

Analyst, TD Securities, Inc.

Scott H. Group

Analyst, Wolfe Research LLC

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Thomas Wadewitz

Analyst, UBS Securities LLC

Justin Long

Analyst, Stephens, Inc.

Brian P. Ossenbeck

Analyst, JPMorgan Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon. My name is Nica, and I will be your operator today. Welcome to CN Second Quarter 2021 Financial And Operating Results Conference Call. All participants are now in a listen-only mode. After the speakers’ remarks, there will be a question-and-answer session.

I would now like to turn the call over to Paul Butcher, Vice President, Investor Relations. Ladies and gentlemen, Mr. Butcher.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Well, thank you, Nica. Good afternoon, everyone. And thank you for joining us for CN’s second quarter 2021 financial results conference call.

Now, before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the US and Canadian securities law. These statements are subject to risk and uncertainty that may cause actual results to differ materially from those expressed or implied in the statement, and are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

After the prepared remarks, we will conduct a Q&A session. I do want to remind you to please limit yourself to one question. The IR team will be available after the call for any follow-up questions.

It is now my pleasure to turn the call over to CN’s President and Chief Executive Officer Mr. JJ Ruest.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Paul, and thank you, Nica. So, good afternoon, everyone. And today we have two agenda, two items for this call. First, we want to highlight our quarterly result, and also we want to give you an update on our KCS combination, therefore the call might be a bit longer than usual today.

[...]

We are focused on our customers, on our safety, and on the combination with KCS, all of which will drive longterm value creation for our shareholders. We have confidence in the future.

[...]

Ghislain Houle

Executive Vice-President & Chief Financial Officer, Canadian National Railway Co.

Thank you. . . . My comments will start on page 12 of the presentation, which will provide more color on our second quarter performance. During the quarter, we recorded CAD 32 million related to the amortization of the bridge financing fees related to the pending KCS acquisition. Recall that in Q2 2020, earnings also included a noncash charge for noncore branch lines held for sale. Excluding these nonrecurring items, adjusted net income was around CAD 1.60 billion, up 17%, with adjusted diluted EPS of CAD 1.49, up 16% versus last year. Foreign exchange was a headwind of CAD 0.11 of EPS.

[...]

We continue to pause share buybacks in line of our proposal to combine with KCS.

[...]

I will now turn the call back to you, JJ.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, thank you, Ghislain, and if you could join me on page 17, [ph] the (00:13:22) CN-KCS safer, faster, cleaner, stronger end-to-end combination, and [ph] and we need all of that. I will start by saying (00:13:29) that the deeper we dive into the potential of the combination, the more excited I get [ph] about it (00:13:36). The benefit [indiscernible] [ph] to the USMCA (00:13:38) economies, [ph] they increase rail and intermodal competition (00:13:42-00:13:46) benefits that makes this combination truly a compelling vision for the future.

The combination will create a new seamless single operator service, while preserving access to all existing gateways.

We will be adding new route choice and enhancing robust price competition with our gateway pricing transparency. The combination will strengthen the North American supply chain and create the first true North/South North American railroad. New direct connection will be created that allow for more reliable and less expensive supply chain to Canada and Mexico from the American heartland. There are also very important ESG benefit. Together with KCS, we will shift thousands and thousands of long-haul truckload off the road and onto the rail/intermodal network, and at the same time, create new jobs, different kind of jobs, better jobs.

The CN and KCS combination represent a procompetitive solution, a new model for the future, with unparalleled opportunities for our broad group of stakeholders, and they all have responded with strong support. With every step of the process, we are committed to work with the STB to address concern that may have – that they may have and enable a successful combination with KCS.

We’ll go on page 18. The combined CN and KCS network present numerous public interest and customer benefit. We will add new single-line route that will be more reliable and more cost-effective for our customers. Our combined network will enhance the ability to connect with other Class 1 at major gateway. This is [ph] a color (00:15:34) growth story with vibrant gateway. By enhancing pricing visibility to all existing gateways, customers will have enhanced rail competition, greater optionality of choices, a new ability to shop at the best price, best service combination. That’s the model for a better future. The CN-KCS combination will work in partnership with passenger rail service in both United States and Canada.

We are confident that our plain vanilla voting trust meets the STB insulation from control and public interest requirements, as KCS will be fully independent during the voting trust period and continue to grow their business, invest capital, and provide the same high-quality level of service. Together, CN and KCS will be able to recognize great synergies, targeting $1 billion of EBITDA synergies primarily from growth. This is a merger based on growth. But there’s a lot more, but these are just some of the many benefits that we expect from our combination with KCS, which has already received widespread support that I will talk about more next.

Go on page 19, our customers, the communities, and all of other stakeholders evidently share the same view as we have. At the end of the comment period, over 1,750 letters of support were filed with the STB, including more than 1,000 which requested the approval of the voting trust. Notable support came from more than 30 elected official: the former STB Commissioner and Vice Chairman William Clyburn, Jr., and shareholders such as Cascade and CDPQ. Industry expert, including Dr. William Huneke, former Director of the Office of Economic (sic) [Economics] (00:17:28) and former Chief Economist of the STB, also recognize a competitive benefit of our combination, including more competitive shipping option.

Now, a summary of the path to conclusion, the graph on page 20, we are within a few weeks of a decision from the STB, and we made a solid filing on the merit of our submission. Then the next key milestone is the KCS special shareholders meeting, which will be held on August 19. Subject to approval from KCS shareholders, the STB voting trust and the Mexican regulators, as well as other customary closing condition, CN will acquire KCS shares and place them into a voting trust. At that time, KCS shareholders will be able to receive the consideration from CN. We are targeting obtaining this approval and closing into a voting trust in the second half of this year. Our proposed transaction does not require CN shareholders’ approval, and does not require approval by the Canadian regulators.

In the second half of 2022, we expect to obtain common control approval from the STB and other regulatory authorities. Once full STB approval is received, the voting trust will be terminated, and CN will acquire voting right and operating control of KCS.

So in conclusion, page 20, our combination is pro-competitive and it will yield significant public benefit. We are committed to increase customer option. We’re keeping all existing gateway available. We are enhancing rail-to-rail competition with other Class 1. We are committed to divest the only overlapping line between New Orleans and Baton Rouge, creating a true end-to-end transaction. And we will drive conversion from truck traffic to intermodal, providing ESG benefit for the environment and local communities.

In the joint CN-KCS filing to the STB of July 6, we demonstrated our proposal – proposed voting trust satisfies the board test. Our voting trust allow KCS to maintain control during the trust period, and the approval of our voting trust cause no harm and is in the public interest.

To conclude, we are looking forward to a positive ruling of the voting trust from the STB, and we are fully committed to this highly strategic transaction that would create significant value for all of our stakeholders.

So operator, we will then now turn into the question period. Paul?

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. As previously mentioned, we ask that you kindly limit yourself to one question

[...]

Your next question comes from the line of Cherilyn Radbourne from TD Securities. Your line is now open.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

Thanks very much. Good afternoon.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good afternoon.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

As you know, the market reacted with some concern a couple of weeks ago to the Biden Executive Order, and I was just hoping to get your take on the tone and content of that order.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So Sean has been following this very closely. Sean, you want to talk about the STB and the Executive Order?

Sean Finn	A
Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Sure, Cherilyn, [ph] thanks very much (00:26:05) for the question. I guess the best indication [ph] is to see how the (00:26:08) Chair of the STB on the day it was issued responded publicly in a press release, and obviously we share [ph] the end of (00:26:17) goals of the Executive Order about a fair, open, and competitive marketplace. It’s a cornerstone of the US economy, but if you look at what the Chairman said, he clearly indicates that the order encourages STB to provide accessible remedies to shippers, to focus rigorously on enforcing and accounting for one-time performance standards and avoid unwarranted delays in passenger rail service. That’s the focus of the Chairman.

And in that same press release, he recognizes that under certain conditions, consolidation can be beneficial. And I think this is a good example where our CN-KCS combination would enhance competition, and obviously the remedies that – or the possibilities that are setting forth when it comes to open gateways and really going at this, looking at how do we ensure that customers have more choices and not less choices in the combination. We’re very comfortable that through the STB overall control application will clearly demonstrate the benefits of this transaction, and we think that we’ll do so in a way that recognizes the comments made by Chairman Oberman on the Executive Order, but also just making sure that we’re putting forward, we’re not one of [ph] those four railways mentioned in the Executive Order (00:27:33), we’re not in that group, and I think we have an opportunity to show how this end-to-end combination will create more competition, but also really serve customers in a very strong fashion through all three countries and really connect the continent. So, we think that the Executive Order has some very strong comments that we can build off to show that this combination is a solution to what’s being set out in the order itself.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

Thank you. That’s all for me.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Cherilyn.

[...]

Operator: Your next question comes from the line of Scott Group of Wolfe Research. Your line is now open.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Hello, Scott.

[...]

Scott H. Group	Q
Analyst, Wolfe Research LLC

[C]an you just talk to if the voting trust doesn’t go your way in a couple weeks, what the plan is with respect to the merger?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. Sean can address that question.

Sean Finn	A
Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National

Scott, as you know, as we filed our [ph] final comment on (00:34:22) July 6. We remain confident that we’re going to meet the public interest, yes, we have met the public interest when it comes to unlawful control of KCS during the voting trust period, as well as the financial integrity at the end results. So, we’re very confident that we will in the coming weeks get a positive decision from the STB, same voting trust that was approved in the CP application. So at this stage, we’re really focused on getting the voting trust and proceeding with the KCS shareholder vote on July 19, and getting our Mexican approvals in hopefully October and November and closing the voting trust with the KCS shareholders in November or early December.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

And I know, Scott, you read all this material, and we’re talking huge filing, but our filing is very compelling as it comes to the voting trust and the things that we are proposing for the marketplace, and I think you will equally be impressed by the time Rob and his team file the operating plan of the proposed combination and how we’re going to address concern of shippers and the STB. So we’re confident, but we’re because we did the homework. Thank you for your question.

Scott H. Group	Q
Analyst, Wolfe Research LLC

Thank you.

Operator: Your next question comes from the line of Brian Ossenbeck from JPMorgan. Your line is now open.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Hello, Brian.

Brian P. Ossenbeck	Q
Analyst, JPMorgan Securities LLC

Hey, JJ. Thanks for taking the question. So I wanted to ask about US truckload conversion opportunities, obviously a big part of the industry. [ph] Growth rate going forward has (00:35:58) also been a challenge, so can you just walk us through the CN’s experience so far in the US with making these conversions happen and making them stick, where you think service levels are relative to where you think they need to be going forward, and what sort of investments do you think you need to make on the network to really get that growth and to see it converting [ph] stay with the (00:36:19) CN? Thank you.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you. Thank you, Brian.

[...]

I think Rob probably can also provide you a good sense of what we – broadly speaking, that we will put together with KCS in term of a compelling – competitive product to compete with a long-haul truck.

[...]

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah, I’d just add, when you look at the combination of the two railroads and the opportunities that are there, it’s well-documented what we’ve talked about there, but very simply, we’re a railroad that goes to the Upper Midwest. We go to places like Detroit and Toronto on Southern Ontario, KCS goes to Texas and Mexico, and the opportunity to convert some of that with single-line service is a huge opportunity for us, whether it’s coming cross-border or Texas, and go all the way with one railroad, I think is a real advantage to shippers, and that’s where we see a significant opportunity. We also see opportunities in single-line service from places like Detroit to Kansas City that really one railroad does now and increasing those options for shippers, so very excited about the truck-to-rail conversion that may present itself with the merger. Thanks for the question.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thanks for the question, more option and more competition.

Brian P. Ossenbeck Analyst, JPMorgan Securities LLC	Q

Thanks, guys.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Brian.

[...]

Operator: Your next question comes from the line of Chris Wetherbee from Citi. Your line is now open.

Chris Wetherbee Analyst, Citigroup Global Markets, Inc.	Q

Hey, good afternoon, guys. Thanks for taking the question. I wanted to come back to the Executive Order for a minute, and then maybe more broadly your position on maybe the potential for negotiation from a regulatory perspective with the STB [ph] with getting the (00:41:20) voting trust accomplished, I guess, I think there has been some concern that maybe there would be a willingness to accept something from a regulatory perspective that maybe other players in the industry wouldn’t be willing to accept, for instance something like reciprocal switching in the US. I guess I wanted to get maybe sort of just your – sort of your position on whether there would be some willingness to kind of negotiate some of those regulatory [ph] points that was (00:41:45) brought up in the Executive Order that might come up as the STB goes through the voting trust.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah, maybe I can start. So, just maybe a reminder, everything that we file and all the commitment that we made in term of how we want to do this combination actually was done formally before the Executive Order came out. So, from that point of view, we shared a broad goal as expressed by Executive Order, because our CN-KCS merger is actually talking about – we file on the new rule to enhance competition. We committed to [ph] make (00:42:20) the end-to-end by divesting the New Orleans to Baton Rouge.

We are talking seriously, and we’ve made this commitment in writing that we are in favor of binding arbitration to resolve dispute that we are – that the gateway will remain open, that the bottleneck – we will not create bottleneck when we become single-line service post-combination, that we will provide pricing visibility so customers can better shop best price, best service combination by providing Rule 11 pricing.

So all these things are really, in our view, things which maybe – we’re not saying that one leads to the other, but the Executive Order talk about enhancing competition, and they also talked about Amtrak. And we have also talked specifically, and Sean can comment. So, a lot of the things that is in the spirit at least that’s been – was offered to that Executive Order, and there were 72 industries. We’re just one of them. I mean, we’re on track. As regarding reciprocal switching, that’s not a CN-KCS issue. I mean, that’s really is in front of the STB. It involves all seven railroads, and is not because two railroads merged that actually can change our position reciprocal switching. It has nothing to do with our merger. It has to do with all the STB once the landscape of competition has [ph] really reached that (00:43:43) specific point in the years to come, and we’ll see if they actually provide us a position later this year. Sean, maybe you want to add in...

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

May I just add one comment with Amtrak. Clearly, again referencing that [ph] the Executive Order (00:43:53) but in the context of the application to the STB under the new rules, the current rules, it requires that we address passenger service concerns in the application and ensure that we don’t do anything that will negatively impact passenger service. We, at CN, have a long track history of having [indiscernible] (00:44:15) in Canada, having Amtrak [ph] runs (00:44:18) in the US. We have several commuter services. So, we’re coming to this with an open mind of how we can better partner with the passenger service, as well as Amtrak in the US, and we look forward in the context of the rest of the application. There are good example where [ph] the data we (00:44:32) referred to it, but we knew from the outset that would be an area where we have conversations with our passenger service partners going forward.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

And maybe, Rob, if you could expand also on Amtrak and things we – I mean, we’re focusing on Amtrak, we’re focusing on passenger service, we understand it is one of our, if you wish, social license to run in the US. Rob?

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah. So, we work with Amtrak on a daily basis. Amtrak runs between Chicago and New Orleans as interstate service in Illinois, and we run a couple of trains east out of Chicago. And our latest report card from Amtrak, we are rated as one of the top railroads in terms of service. So, it’s a commitment we have to Amtrak, and we continue to work with them, and as Sean and JJ talked about, and we certainly walk through the Baton Rouge to New Orleans, which is in [indiscernible] (00:45:24) as well. Thanks for the question.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Chris.

Chris Wetherbee Analyst, Citigroup Global Markets, Inc.	Q

[indiscernible] (00:45:30). Thanks.

[...]

Operator: All right. Our next question comes from the line of Tom Wadewitz from UBS. Your line is now open.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Hello, Tom.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Yeah. Hi, JJ. So, I know you have talked about this a bit, but I just want to ask you a little bit more on it. It does seem like the Executive Order shows a lot of sensitivity from the administration and around [indiscernible] (00:49:50) driver, but focus maybe on passenger rail, and there was that specific Amtrak filing against the voting trust. Is there time to negotiate something or is there in the future if that was an issue for STB? Do you think there’d be an opportunity to come up with something in the passenger side in the future, because it seems like a potential point of focus where your current rating was good, but the last couple of years the rating with Amtrak wasn’t particularly good. So, I just wondered if there’s a way – I know kind of the time to file something new on voting trust is over, but do you think there’s any way to finesse that issue if it’s ends up being a focus for STB?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

As you said, you’re words not mine, our current rating is good and we are improving, and there’s room for further improvement, and we’re focusing on that. Passenger service including Amtrak, not just Amtrak, but including Amtrak, is part of the stakeholders that one need to recognize and work with in addressing what solutions during the merger proceedings, just like [ph] shipper associations, (00:51:03) communities, labor, and all of the stakeholders.

So, over time, we will proceed to have dialogue with all of the stakeholders, including passenger service in Amtrak, but I think already we’ve talk about what we could do as it relates specifically to the New Orleans to Baton Rouge corridor, is for Amtrak to also have the funding eventually to run – create a service in that corridor. You want maybe to talk about that, Sean?

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Yeah. I think no. I wouldn’t focus too much on the voting trust comments. Obviously, it was in the context of an opportunity to weigh in to the voting trust. I think we take a step back and understand that Amtrak will have a mandate going forward and it will be up to the host railways, in this case CN, to work with Amtrak, both to address their ongoing concerns they might have with the current service. I think Rob had addressed it in a very proactive fashion saying, we look at them every day. And again, we will address the impact of the CN-KCS combination as it applies to passenger service in the STB application. I’m very confident that when we do so, it will raise it in a way that we’ll be talking to Amtrak and to other passenger services in the US to make sure that’s not what we’re talking about. And I won’t to go as far as saying I’ll be supportive of the overall transaction, but the commitments we’ll make will be a part of the filing, and ultimately be part of the conditions being imposed.

So, it’s important that we have that dialog and we understand what exactly Amtrak is looking for, and then what is available when it comes to funding both federally or state to achieve that. So, good example would be Baton Rouge to Louisiana or to New Orleans, [ph] expecting (00:52:45) where you need to have required funding to put that in place. So, it’s great to put [indiscernible] (00:52:49) service in place, but then you have to make sure that both the customers and the lines, the state and the local governments are supportive, as well as the federal government.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. And again, as we said earlier, broadly speaking, we do share the goal expressed by negative order, and a lot of these things which are pro-competitive and very positive that the CN-KCS is proposing were actually propose in writing as part of our works since April. And I think in many cases, we’re pretty much in line to the spirit of what was being asked in term of creating competition, creating option and enabling passenger service when the passenger service has the funding available.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

But I guess just to be clear, in terms of coming up with an agreement with them, it’s too late to do that. To have any influence on the voting trust, you really need to get that decision first, and then you could negotiate with them afterwards if you get the decision.

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Yeah, it’s important to remember, in the context of the voting trust, these are comments on our petition. So, it’s not really an area where you enter into a settlement agreement in the context of the overall application [ph] when you would do so (00:53:58). So, in this case, it was open for comments. That was one of the conditions under the current rules, with normal people make comments, and we responded to all those comments on our response on July 6, including the Amtrak response. But obviously the context of the overall control application, that’s where you get into settlement agreements with various parties. So, it was not really in the context of the voting trust, it’s not really an area where that gives rise [ph] with that type of agreement (00:54:23) in the overall control application.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Right

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Okay, Tom.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Thank you for the time.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you.

[...]

Operator: Your next question comes from the line of Justin Long from Stephens. Your line is now open.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Hello, Justin.

Justin Long Analyst, Stephens, Inc.	Q

Hi. Good afternoon. I wanted to ask a question about technology. As you think about this proposed merger with KCS, does it change either the magnitude or the pace of your planned technology investments? And if this is something that could accelerate your technology road map, could you speak to some of the incremental opportunities the merger could create?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. I think Rob can – Rob is actually using quite a bit of data already on the CN network. Rob, you want to expand on the power of technology on a bigger network?

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah. Certainly, we do see that as part of the synergies comparing both of our technologies, but certainly from a CN perspective getting some of our [ph] ATIP (01:03:38) cars running across the CN-KCS network combined. We’ve certainly seen big results in terms of the [ph] ATIP (01:03:48) cars running across the CN network in terms of making our railroads safer, finding defects before they become urgent defects, and really reducing some of the service interruptions that we have out there.

So, sharing that kind of technology, KCS has some broad plans as well in terms of portals and that, and just combining what we have in place with our portal technology with theirs, we hope – we think can make a safer, stronger network. So, we do see that as an opportunity here.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

And for those of you who have never seen an [ph] ATIP (01:04:24) car, there’s a picture of one of them in the preceding slide from Rob’s section. It’s a boxcar, it’s [indiscernible] (01:04:31), it’s got a safety inspection, and in that example it’s running on intermodal train. So, as the train is moving freight and generating revenue, the boxcar or the safety car is also inspecting the network for making sure that we’re running safely. Thank you for your question, Justin.

Justin Long Analyst, Stephens, Inc.	Q

Thank you.

Operator: This concludes the question-and-answer session. I would like to turn the call over back to Mr. JJ Ruest.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Well, thank you for all of you for joining us today. We wanted to cover both our quarter results, and giving you an update on our combination with KCS. I know most of you are quite up-to-date with all the detail of where we’re at in terms of our combination. But – and we should know in a couple of weeks, sometime in late July or early August, when the STB has the time to reflect on all the things that we have filed and other people have filed too. But we’re very confident that we have a very solid case. We are meeting the test for the voting trust, and we are creating definitely new competition and new public benefit. So, we’re looking with the – [indiscernible] (01:05:43) this summer with optimism, and then we’ll talk after the decision. So, thank you for joining us today.

Operator: The conference call has now ended. Thank you for your participation. You may now disconnect your lines at this time.

FactSet CallStreet, LLC Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTS ET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2021 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

CN Note: The transcript provided by FactSet CallStreet, LLC has been edited for misspellings and other inaccuracies.

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.